SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SmartVideo Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

831698

(CUSIP Number)

Gerardo M. Balboni II, Esq.

3500 Lenox Rd., Suite 1500, Atlanta, GA 30326

(404) 812-3111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Caroline Buchler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 872,500 Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 872,500 Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 872,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.56%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to Common Stock, par value $.001 per share of SmartVideo Technologies, Inc.  The principal executive offices of SmartVideo Technologies, Inc. are located at 1650 Oakbrook Drive, Suite 405, Norcross, GA  30093.

Item 2.	Identity and Background

The individual filing this Schedule 13D is:  Caroline Buchler.  Ms.  Buchler's business address is Chemin de Pins "E", 1196 Gland, Switzerland.  Ms. Buchler, is not an officer or director of SmartVideo Technologies, Inc.  Ms. Buchler, during the last five years, (i)  has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Ms. Buchler is a citizen of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration
Ms. Buchler acquired 872,500 shares of Common Stock of SmartVideo Technologies, Inc. in payment of services rendered.

Item 4.	Purpose of Transaction
Ms. Buchler acquired 872,500 shares of Common Stock of SmartVideo Technologies, Inc. for investment purposes.

Item 5.	Interest in Securities of the Issuer

Ms. Buchler has sole voting and dispositive power of 872,500 shares of Common Stock of SmartVideo Technologies, Inc., which is 12.56 % of the total number of outstanding shares of Common Stock of SmartVideo Technologies, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2003
Date
/s/ Caroline Buchler
Signature
Caroline Buchler
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)